                                  UNITED STATES

                        SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549



                                    SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Greater Atlantic Financial Corp.
--------------------------------------------------------------------------------
                                  (Name of Issuer)


                                    Common Stock
--------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     391601 10 1
          ------------------------------------------------------------
                                   (CUSIP Number)

                                George W. Murphy, Jr.
                            Muldoon Murphy & Faucette LLP
                            5101 Wisconsin Avenue N. W.
                               Washington, D.C.  20016
                                   (202)-686-4901
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   December 26, 2000
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box |_|.


                                                                 SEC 300 (07-98)

                                 SCHEDULE 13D

CUSIP No.  391601 10 1
--------------------------------------------------------------------------------

   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Charles W. Calomiris individually and Charles W. Calomiris as Personal Representative of the Estate of William Calomiris.

--------------------------------------------------------------------------------

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) While there are multiple Personal Representatives, the Estate is a single entity and is not acting in concert with any other person.


   3   SEC USE ONLY

--------------------------------------------------------------------------------

   4   SOURCE OF FUNDS*

               PF

--------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
        NUMBER OF             57,284 common stock   Held in individual capacity
          SHARES
       BENEFICIALLY   ------  --------------------------------------------------
         OWNED BY       8     SHARED VOTING POWER
           EACH               396,995 common stock (Excluding 36,667 presently
        REPORTING             exercisable warrants) (Estate Shares)
          PERSON
           WITH       ------  --------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              57,284 common stock  Held in individual capacity

                      ------  --------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              433,662 common stock (Including 36,667 presently exercisable warrants) (Estate Shares)

--------------------------------------------------------------------------------

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            490,946 shares (Including 36,667 presently exercisable warrants)


--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES

               /__/

--------------------------------------------------------------------------------

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             16.32%

--------------------------------------------------------------------------------

   14  TYPE OF REPORTING PERSON
             IND   OO

--------------------------------------------------------------------------------

Item 1.        SECURITY AND ISSUER.
               --------------------

This Statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of GREATER ATLANTIC FINANCIAL CORP. (the "Issuer") which is a corporation organized under the laws of Delaware, with its principal executive office located at 10700 Parkridge Boulevard, Reston, Virginia 20191.

Item 2.        IDENTITY AND BACKGROUND.
               ------------------------

This Statement is filed on behalf of Charles W. Calomiris, individually and as one of the Personal Representatives of the Estate of William Calomiris (hereinafter referred to as (the "Reporting Persons"). Except to the extent that he is a beneficiary of the Estate of William Calomiris, Charles W. Calomiris disclaims beneficial ownership of the shares owned by the Estate of William Calomiris pursuant to Rule 13d-4 under the Exchange Act. Each of the Reporting Persons is a citizen of the United States. The residence address of each Reporting person and each Reporting Person's principal occupation is shown in the following schedule:

        Name              Residence Address              Principal Occupation

Charles W. Calomiris      134 Brewster Road              Professor, Columbia
                          Scarsdale, NY 10583            University Graduate
                                                         School of Business


No Reporting Person has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). No Reporting Person has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.


Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
               --------------------------------------------------

As of the date hereof, the Reporting Persons own 454,279 shares of Common Stock and have presently exercisable warrants to purchase an additional 36,667 shares of Common Stock. Charles W. Calomiris, a Reporting Person is the beneficial owner, directly or indirectly, of 57,284 shares of Common Stock The Reporting Persons acquired 379,395 shares as a result of the death of William Calomiris. Funds of the Estate of William Calomiris were used to acquire an additional 17,600 shares of Common Stock.

Item 4.        PURPOSE OF TRANSACTION.
               -----------------------

The Reporting Persons are considering the alternatives available to the Estate. Charles W. Calomiris, one of the Reporting Persons, has been elected Chairman of the Board of Directors of the Issuer. The Reporting Persons do not have any present plan or proposal which relates to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer held by the Estate; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

The Reporting Persons may acquire additional shares of Common Stock but only through purchases from time to time in the open market at prices prevailing in the market at the time of such purchases or through privately negotiated transactions at prices which may or may not be related to prices prevailing in the open market at the time of such purchases, or by a combination of open market and privately negotiated transactions and the exercise of warrants. The Reporting Persons do not intend to make a tender offer for shares of Common Stock. The Reporting Persons' acquisition of additional shares of Common Stock is, in all cases, subject to the availability of shares at prices deemed by them to be reasonable and consistent with prudent investment criteria and to general economic circumstances. As prices and economic factors are not expected to be static, there can be no assurances that the Reporting Persons will purchase additional shares of Common Stock or that they will be purchasing shares at any given time; nor can there be any prediction regarding the number of shares of Common Stock that they will own at any given time or from time to time.

The Reporting Persons reserve the right to sell or otherwise dispose of any or all the shares of Common Stock they own at any time or from time to time, although they do not currently intend to or anticipate that they will sell any of the Common Stock owned by them.

The Reporting Persons currently have no understanding or agreement with any person regarding the acquisition of Common Stock in a privately negotiated transaction. Further, any such acquisition of Common Stock will, as set forth above, be primarily subject to price and other economic considerations and, as price and other economic factors are beyond their control, the Reporting Persons cannot predict whether or when they will acquire additional Common Stock or attain any given level of investment in the Issuer

Item 5.        INTEREST IN SECURITIES OF THE ISSUER
               ------------------------------------

(a) As of the date hereof, the Reporting Persons own shares of Common Stock and presently exercisable warrants to purchase Common Stock, which constitute approximately 16.32% of the 3,007,434 shares which they believes to be the total number of shares of the Common Stock presently outstanding.

(b) The Reporting Persons have sole power to vote and dispose of the Common Stock owned by them.

(c) The following transactions in the Common Stock were effected by the Reporting Persons during 60-day period ended on the filing date of this Schedule 13D:

        The Estate of William Calomiris purchased 1200 shares on February 6, 2001, at a price of $4.75 per share, 1400 shares on February 12, 2001, at a price of $5.00 per share, 2500 shares on February 12, 2001, at a price of $5.00 per share, 700 shares on February 16, 2001, at a price of $5.00 per share, 4300 shares on February 20, 2001 at a price of $5.00 per share, 2800 shares on February 21, 2001 at a price of $5.00 per share, and 4700 shares on February 21, 2001 at a price of $4.875 per share.

Item 6.        CONTRACT ARRANGEMENTS. UNDERSTANDING OR
               ----------------------------------------
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
               ------------- -----------------------------------------

There are no contracts, arrangements, understandings or relationships between the Reporting Persons and other persons with respect to the shares of the Issuer presently owned by the Reporting Persons.

Item 7.        MATERIAL TO BE FILED AS EXHIBITS.
               ---------------------------------

                                    None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is correct.



Date: March 1, 2001                         /S/ Charles W. Calomiris
                                            --------------------------------
                                            Charles W. Calomiris

                                     5